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                           January 13, 2023

       Joseph Chen
       Chairman of the Board of Directors and Chief Executive Officer
       Renren Inc.
       2828 N. Central Avenue, Fl 7
       Phoenix, AZ 85004

                                                        Re: Renren Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response Dated
January 3, 2023
                                                            File No. 001-35147

       Dear Joseph Chen:

              We have reviewed your January 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 1, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Notes to the Consolidated Financial Statements
       15. Segment Information and Geographic Information, page F-51

   1. Please address the following to help us further analyze your response to comment 4:
                                                            We note that Chime
 s platform was launched under your ownership in 2016, while
                                                            Trucker Path   s
was purchased in 2017. Tell us how you considered the fact that the technologies
underlying the SaaS are presumably different for Chime and Trucker
                                                            Path in determining
that the SaaS provided by Chime and Trucker are same or
                                                            similar.
                                                            Provide an analysis
to support your assertion that the economic characteristics of
                                                            Chime and Trucker
Path are similar. In this regard, you may provide revenues and gross profit and
their respective trends for Chime and Trucker Path.
 Joseph Chen
Renren Inc.
January 13, 2023
Page 2
2. We note your response to comment 5. However, we note that your websites show that
         Chime offers Responsive CRM, Intelligent IDX, and Optimized Marketing and Trucker
         Path offers Trucker Path app, Trucker Path Dispatch, Trucker Path Command, and
         TruckLoads. Please disclose the disaggregated revenues for the various products you offer.
       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.



FirstName LastNameJoseph Chen                              Sincerely,
Comapany NameRenren Inc.
                                                           Division of
Corporation Finance
January 13, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName